CHAPMAN AND CUTLER LLP	111 WEST MONROE STREET
CHICAGO, ILLINOIS 60603

October 30, 2019

VIA EDGAR CORRESPONDENCE

David Orlic
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VIII (the “Trust”)
File Nos. 333-210186; 811-23147

Dear Mr. Orlic:

This letter responds to your comments, provided by telephone on October 29, 2019, regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on July 30, 2019 (the “Registration Statement”). The Registration Statement relates to the FT Cboe Vest U.S. Equity Buffer ETF – August and FT Cboe Vest U.S. Equity Deep Buffer ETF – August (each a “Fund” and collectively, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

As discussed with the Commission, the Trust agrees that the following comments, and any changes made to the Registration Statement in response to such comments, will also apply to the registration statement filed on Form N-1A for the Trust with the Commission on August 15, 2019, relating to the FT Cboe Vest U.S. Equity Buffer ETF – November and FT Cboe Vest U.S. Equity Deep Buffer ETF – November, each a series of the Trust.

Please note that all comments apply to both Funds and references herein to “the Fund” apply to each of the Funds.

Comment 1 – General

Please provide supplementally to the Commission information regarding the ownership structure of the Sub-Advisor, particularly with respect to the Exchange’s specific ownership interest(s) in the Sub-Advisor.

Response to Comment 1

The Fund has provided the requested information to the Commission by supplemental e-mail.

Comment 2 – General

Please confirm that the Fund will file an amended Registration Statement (including the cap and buffer) within two (2) business days of acquiring the initial set of FLEX Options.

Response to Comment 2

The Fund confirms that it will comply with the Commission’s request.

Comment 3 – General

Please explain in correspondence and disclose in the statement of additional information the manner in which the Registration Statement will be amended to reflect the new cap at the beginning of each new Target Outcome Period.

Response to Comment 3

The Registration Statement will be amended to reflect the new cap at the beginning of each new Target Outcome Period in the following manner:

1. Approximately one week prior to the end of the current Target Outcome Period, the Fund will make a sticker filing pursuant to Rule 497(e) of the Securities Act of 1933, as amended (the “1933 Act”), which will alert existing shareholders that the Target Outcome Period is approaching its conclusion and disclosing the anticipated cap range for the next Target Outcome Period.

2. Following the close of business on the last day of the Target Outcome Period, the Fund will make a sticker filing pursuant to Rule 497(e) of the 1933 Act that discloses the Fund’s cap (both gross and net of the unitary management fee) for the next Target Outcome Period. This filing will be mailed to existing shareholders.

3. On the first day of the new Target Outcome Period, the Fund will file a full prospectus under Rule 497(e) of the 1933 Act that incorporates the sticker filing from the previous evening. This sticker replaces the caps/dates associated with the previous Target Outcome Period with the caps/dates associated with the new Target Outcome Period. Correspondingly, the Fund will file a revised summary prospectus under Rule 497(k) of the 1933 Act that reflects such changes.

The above disclosure has been added to the Fund’s statement of additional information.

Comment 4 – Principal Investment Strategies

With respect to Comment and Response 14 from the Fund’s correspondence dated October 11, 2019, please disclose the Fund’s response in the prospectus.

Response to Comment 4

Pursuant to the Commission’s request, the following disclosure will be added to the Fund’s prospectus:

While the cap and buffer reference the performance of the Underlying ETF over the Target Outcome Period, the Fund expects its NAV to experience the same general price movement, cap and buffer as a percentage gain or loss over the Target Outcome Period.

Comment 5 – Principal Risks

The Commission reiterates Comment 19 from the Fund’s correspondence dated October 11, 2019 regarding the ordering of risk factors.

Response to Comment 5

While Fund management continues to consider how best to address the Commission’s concerns regarding the ordering of risk factors, the Fund respectfully declines to revise the disclosure as requested by the Commission. Currently, the Fund has reached the same conclusion as many other industry participants and decline to make the requested revisions as they believe their disclosure is compliant with the requirements of Form N-1A.

Comment 6 – General

With respect to the liquidity analysis provided by the Fund in connection with its correspondence dated October 11, 2019, please disclose supplementally to the Commission whether the Fund believes that the analysis is applicable regardless of the size of the Fund.

Response to Comment 6

The Fund confirms that it believes that the analysis is applicable regardless of the size of the Fund.

Comment 7 – Website

The Commission notes that the second chart on the Fund’s website (provided by the Fund in connection with its correspondence dated October 11, 2019) may lead to investor confusion and outweigh the benefit of its inclusion. Please consider removing.

Response to Comment 7

The Fund has considered the Commission’s request and believes that the second website chart provides investors with more up-to-date information during non-trading hours. Accordingly, the Fund intends to utilize both charts on its website; however, only one chart will be displayed at a given time, depending on whether the Fund’s trading market is open.

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Please call me at (312) 845-3781 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Eric Fred Fess
Eric Fred Fess